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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)
P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 24th day of September, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN
Name: Lyle R. Hepburn
Title: Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Aber Diamond Corporation's Comparative Unaudited Financial Statements and the notes thereto for the quarter ended July 31, 2003 and Management Discussion and Analysis for the same period
99.2	Confirmation of Mailing of CIBC Mellon Trust Company dated September 25, 2003.

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SIGNATURES
EXHIBIT INDEX